

CML
Microsystems
Plc

OVAL PARK,
HATFIELD ROAD,
LANGFORD, MALDON,
ESSEX CM9 6WG ENGLAND

Telephone: +44 1621 875500
Telefax: +44 1621 875600
Email: group@cmlmicro.com.uk

Office of International Corporate Finance
Mail stop 3-2
Division of Corporation Finance
US Securities & Exchange Commission
450 Fifth Street
NW 20549
Washington DC
USA



03024444

4th July 2003

Dear Sirs,

CML Microsystems Plc – File No. 82-3176

Please find enclosed a recent announcement made to the London Stock Exchange.

Yours sincerely
CML Microsystems Plc

Nigel Clark
Group Financial Director and Company Secretary

Enc.

dlw 7/11


CML
Microsystems
Plc

PRESS RELEASE

3rd July 2003

CML MICROSYSTEMS Plc
ACQUISITION OF HYPERSTONE AG

CML Microsystems Plc ("CML"), which designs, manufactures and markets a broad range of semiconductor products, primarily for the global communications markets, announces today that it has entered into an agreement to acquire 98.86% of Hyperstone AG ("Hyperstone") for a total consideration of €7.5 million (£5.25m) ("the Acquisition").

Hyperstone, a fabless semiconductor company founded in 1990, is headquartered in Konstanz, Germany with a branch in Taipei, Taiwan.

Hyperstone derives income from selling standard semiconductor products and from licensing its patented technology. Standard Products include microprocessors based upon Hyperstone's unified RISC/DSP architecture and microcontrollers for flash memory solutions. Target markets include digital imaging, flash memory cards, fingerprint recognition and communications.

CML is initially acquiring 98.8% of the share capital for a cash consideration of €4.634 million and warrants totalling 77,325 Ordinary 5p Shares in CML ("Ordinary Shares") valued at €0.227 million. Additionally, CML will enable Hyperstone to repay shareholder loans of €2.344 million paying €1.419 million upon completion and the balance out of Hyperstone's future profits after tax. Following the Acquisition, employee share rights will convert to shares and CML has agreed to acquire these from employees for a cash consideration of €0.137 million and warrants totalling 39,687 Ordinary Shares valued at €0.116 million. All warrants issued as part of the transaction are convertible into Ordinary Shares between 2 January 2005 and 2 July 2006.

From the audited accounts for the year ended 31 December 2001 the net assets of Hyperstone were €0.250 million and it made a loss for the year of €0.125 million.

The transaction is expected to be earnings neutral for fiscal 2004 and accretive thereafter, with additional upside dependent on the pace and success of integration efforts.

The acquisition will enable CML to leverage its extensive routes to market and world-class low power analogue design skills to facilitate the growth of Hyperstone's product range and geographical market penetration. Equally, the addition of Hyperstone technology will open new product development opportunities for CML.

Said George Gurry, CML's Chairman: "Hyperstone represents a good strategic fit for the CML group. Hyperstone meets our long-standing acquisition strategy by bringing complementary products and technology to the Group and we expect the two organisations to enhance each other's respective expansion in the U.S., Far-Eastern and European markets."

ENDS

For further information, please contact:

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Enquiries:
CML Microsystems Plc
Nigel Clark; Financial Director
Chris Gurry; Business Development Director
01621 875500

Binns & Co PR
Paul McManus/Peter Binns
07980 541 893